Exhibit 99.1

November 17, 2017

The Manager – Listing
BSE Limited
(BSE: 507685)

The Manager – Listing
National Stock Exchange of India Limited
(NSE: WIPRO)

The Market Operations,
NYSE, New York
(NYSE: WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) fully paid up equity shares of the Company of the face value of Rs. 2 (Rupees Two only) each at Rs. 320 (Rupees Three Hundred and Twenty Only) per equity share (“Buyback”)

This is to inform you that the Company received final comments from the Securities and Exchange Board of India by way of a letter dated November 15, 2017, with respect to the Draft Letter of Offer filed by the Company for the captioned Buyback. In accordance with the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, the Company will dispatch the Letter of Offer for the Buyback to eligible shareholders appearing on the record date of September 15, 2017, on or before November 22, 2017.

You are requested to take note of the following schedule of activities in relation to the Buyback:

Date of Opening of the Buyback Offer Period	Wednesday, November 29, 2017
Date of Closing of the Buyback Offer Period	Wednesday, December 13, 2017
Last date and time for receipt of the completed Tender Forms and other specified documents including physical share certificates by the Registrar and Transfer Agent	Friday, December 15, 2017 by 5 PM
Last date of Settlement of bids on the Stock Exchange	Friday, December 22, 2017

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary